Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Three months ended March 31, 2009 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$2,588
Plus:
Interest and other financial charges included in expense(b)	5,327
One-third of rental expense(c)	149
Adjusted “earnings”	$8,064

Fixed Charges:
Interest and other financial charges included in expense(b)	$5,327
Interest capitalized	13
One-third of rental expense(c)	149
Total fixed charges	$5,489

Ratio of earnings to fixed charges	1.47

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.